Exhibit 99.1

For Immediate Release		Corporate Headquarters
40W267 Keslinger Road
For Details Contact:		PO Box 393
Edward J. Richardson	Kathleen S. Dvorak	LaFox, IL 60147-0393
Chairman and CEO	EVP & CFO	USA
Phone: (630) 208-2340	(630) 208-2208	Phone: (630) 208-2200
E-mail: info@rell.com		Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS

SECOND QUARTER FISCAL 2008 RESULTS

AND DECLARES A CASH DIVIDEND

LaFox, IL, January 9, 2008: Richardson Electronics, Ltd. (NASDAQ: RELL), a global provider of engineered solutions, today reported its second quarter results for the period ended December 1, 2007. Net sales for the second quarter of fiscal 2008 were $145.0 million, up 5.3% from $137.7 million during the second quarter of fiscal 2007. Gross profit improved to $33.8 million during the second quarter of fiscal 2008 as compared with $33.0 million during the second quarter of fiscal 2007. Operating income increased to $2.5 million during the second quarter of fiscal 2008 from $2.0 million during the second quarter of fiscal 2007. Net loss was $0.7 million during the second quarter of fiscal 2008, or $0.04 per diluted common share, as compared to net income of $1.1 million, or $0.06 per diluted common share, in the second quarter of fiscal 2007.

The net loss during the second quarter of fiscal 2008 reflects the impact of the following significant items:

•	$0.9 million of expense related to foreign exchange loss for cash received from the sale of our Security Systems Division/Burtek Systems that was temporarily held in our European entities.

•	$0.9 million of severance expense primarily related to contractual arrangements with employees relating to an acquisition.

•	$0.5 million of income tax expense related to restructuring of inter-company debt with certain foreign subsidiaries.

“Our 5% sales growth in the quarter reflects growth in our RF, Wireless & Power Division and Electron Device Group offset by a slight decrease in sales within our Display Systems Group,” said Edward J. Richardson, Chairman, Chief Executive Officer and President. “We are encouraged by the consistent demand for our products as well as the progress we are making with our key initiatives that we believe will enhance the overall financial condition of the company.”

FINANCIAL HIGHLIGHTS — SECOND QUARTER FISCAL 2008

•

Cash flows provided by operating activities were $2.7 million during the second quarter of fiscal 2008 compared with $3.7 million provided by operating activities during the second quarter of fiscal 2007.

•	Net sales for RF, Wireless & Power Division and the Electron Device Group increased 6.1% and 7.4%, respectively, during the second quarter of fiscal 2008 compared to the second quarter of fiscal 2007.

•	Net sales for the Display Systems Group decreased 2.4% during the second quarter of fiscal 2008 compared to the second quarter of fiscal 2007.

•	The Asia/Pacific region experienced a 9.8% increase in net sales during the second quarter of fiscal 2008, as compared to the second quarter of fiscal 2007.

•

Gross margin percentage for RF, Wireless & Power Division, Electron Device Group, and the Display Systems Group decreased 0.6%, 0.8%, and 2.9%, respectively, during the second quarter of fiscal 2008 compared to the second quarter of fiscal 2007.

•	Operating income generated during the second quarter of fiscal 2008 was $2.5 million, a $0.5 million increase from the $2.0 million generated during the second quarter of fiscal 2007.

•	Foreign exchange loss increased to $1.4 million during the second quarter of fiscal 2008 as compared to a foreign exchange gain of $0.2 million during the second quarter of fiscal 2007.

FINANCIAL HIGHLIGHTS — FIRST HALF FISCAL 2008

•	Cash flows provided by operating activities were $8.7 million during the first half of fiscal 2008 while cash flows used by operating activities were $3.8 million during the first half of fiscal 2007.

•	Net sales for RF, Wireless & Power Division and the Display Systems Group decreased 0.8% and 6.8%, respectively, during the first half of fiscal 2008 compared to the first half of fiscal 2007.

•	Net sales for the Electron Device Group increased 3.6% during the first half of 2008 compared to the first half of fiscal 2007.

•	Net sales for the Asia/Pacific geographic region increased 3.2% during the first half of fiscal 2008, as compared to the first half of fiscal 2007.

•

Gross margin percentage for RF, Wireless & Power Division held constant while gross margin for Electron Device Group and the Display Systems Group decreased 0.2% and 1.4%, respectively, during the first half of fiscal 2008 compared to the first half of fiscal 2007.

•	Operating income generated during the first half of fiscal 2008 was $5.1 million, a $1.0 million decrease from the $6.1 million generated during the first half of fiscal 2007.

•	Foreign exchange loss increased to a loss of $1.8 million during the first six months of fiscal 2008 as compared to a foreign exchange loss of $0.2 million during the first six months of fiscal 2007.

OUTLOOK

“While our earnings fell short of our expectations, we are making progress in a number of significant areas of our business. We are nearing the completion of implementing our hub distribution infrastructure. In addition, some of our key initiatives for the remainder of fiscal 2008 include reducing our SG&A expenses, improving our inventory turns, reducing our foreign currency exposure and continuing to further improve our operating cash flow,” said Kathleen Dvorak, Chief Financial Officer.

“While these initiatives will take time, we are confident that these actions will deliver long-term value for all of our stakeholders,” added Mr. Richardson.

CASH DIVIDEND

The Company today also announced that its Board of Directors voted to declare a $0.02 cash dividend per share, which is a reduction of $0.02 per share from the prior dividend, to all holders of common stock. The cash dividend of $0.02 per share will be payable February 24, 2008 to all common stockholders of record on February 10, 2008. The Company currently has 14,816,914 shares of common stock outstanding. A dividend equal to 90 percent of the dividend paid on the common stock will be paid to the holders of the 3,048,258 outstanding shares of Class B common stock.

“The Board believes that a reduction in the cash dividend was an appropriate action based on the Company’s current financial performance,” said Mr. Richardson.

CONFERENCE CALL INFORMATION

On Thursday, January 10, 2008, at 9:00 a.m. CT, Edward J. Richardson; Chairman and Chief Executive Officer, and Kathleen S. Dvorak; Chief Financial Officer, will host a conference call to discuss the Company’s second quarter financial results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-481-7939 and enter passcode 242 190 08 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. on January 10, 2008, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 54175079.

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the most recently ended fiscal year. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless & Power Conversion; Electron Device; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available at www.rell.com.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	December 1, 2007	December 2, 2006	December 1, 2007	December 2, 2006
Statements of Operations
Net sales	$144,985	$137,714	$274,450	$277,151
Cost of sales	111,185	104,680	208,012	209,765

Gross profit	33,800	33,034	66,438	67,386
Selling, general, and administrative expenses	31,317	30,695	61,283	61,008
Loss on disposal of assets	10	339	11	320

Operating income	2,473	2,000	5,144	6,058

Other (income) expense:
Interest expense	1,616	1,432	4,244	3,042
Investment income	(245)	(737)	(616)	(814)
Foreign exchange (gain) loss	1,357	(233)	1,801	154
Retirement of long-term debt expenses	—	—	—	2,540
Other, net	(39)	(1)	8	13

Total other expense	2,689	461	5,437	4,935

Income (loss) from continuing operations before income taxes	(216)	1,539	(293)	1,123
Income tax provision	464	209	778	601

Income (loss) from continuing operations	(680)	1,330	(1,071)	522
Income (loss) from discontinued operations, net of tax	24	(248)	55	(539)

Net income (loss)	$(656)	$1,082	$(1,016)	$(17)

Net income (loss) per common share – basic:
Income (loss) from continuing operations	$(0.04)	$0.08	$(0.06)	$0.03
Income (loss) from discontinued operations	0.00	(0.02)	0.00	(0.03)

Net income (loss) per common share – basic	$(0.04)	$0.06	$(0.06)	$(0.00)

Net income (loss) per common share – diluted:
Income (loss) from continuing operations	$(0.04)	$0.08	$(0.06)	$0.03
Income (loss) from discontinued operations	0.00	(0.02)	0.00	(0.03)

Net income (loss) per common share – diluted	$(0.04)	$0.06	$(0.06)	$(0.00)

Weighted average number of shares:
Common shares – basic	14,798	14,451	14,783	14,435

Class B common shares – basic	3,048	3,073	3,048	3,073

Common shares – diluted (1)	14,798	17,669	14,783	17,590

Class B common shares – diluted	3,048	3,073	3,048	3,073

Dividends per common share	$0.040	$0.040	$0.080	$0.080

Dividends per Class B common share	$0.036	$0.036	$0.072	$0.072

(1)	Total common stock equivalents and Class B common stock for the three and six months ended December 1, 2007, are excluded from our diluted earnings per share calculation because their impact would be anti-dilutive.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 1, 2007	June 2, 2007
Assets
Current assets:
Cash and cash equivalents	$20,200	$17,436
Restricted cash	—	61,899
Receivables, less allowance of $1,464 and $1,574	104,271	105,709
Inventories	115,762	110,174
Prepaid expenses	4,928	5,129
Deferred income taxes	2,471	2,131
Current assets of discontinued operations held for sale	137	242

Total current assets	247,769	302,720

Non-current assets:
Property, plant and equipment, net	30,883	29,278
Goodwill	12,307	11,611
Other intangible assets, net	875	1,581
Non-current deferred income taxes	1,089	389
Assets held for sale	1,200	1,429
Other assets	1,802	2,058
Non-current assets of discontinued operations held for sale	5	5

Total non-current assets	48,161	46,351

Total assets	$295,930	$349,071

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$67,784	$55,530
Accrued liabilities	20,296	31,330
Current portion of long-term debt	—	65,711
Current liabilities of discontinued operations held for sale	149	2,737

Total current liabilities	88,229	155,308

Non-current liabilities:
Long-term debt, less current portion	55,683	55,683
Long-term income tax liabilities	7,063	—
Non-current liabilities	1,418	1,535

Total non-current liabilities	64,164	57,218

Total liabilities	152,393	212,526

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 15,929 shares at December 1, 2007 and 15,920 shares at June 2, 2007	797	796
Class B common stock, convertible, $0.05 par value; issued 3,048 at December 1, 2007 and June 2, 2007	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	119,450	118,880
Common stock in treasury, at cost, 1,112 shares at December 1, 2007 and 1,179 shares at June 2, 2007	(6,592)	(6,989)
Retained earnings	19,210	21,631
Accumulated other comprehensive income	10,520	2,075

Total stockholders’ equity	143,537	136,545

Total liabilities and stockholders’ equity	$295,930	$349,071

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Three Months Ended		Six Months Ended
	December 1, 2007	December 2, 2006	December 1, 2007	December 2, 2006
Operating activities:
Net income (loss)	$(656)	$1,082	$(1,016)	$(17)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,258	1,569	2,573	3,117
Loss on disposal of assets	10	339	11	320
Retirement of long-term debt expenses	—	—	—	2,540
Write-off of deferred financing costs	—	—	643	62
Stock compensation expense	249	400	347	576
Deferred income taxes	(201)	13	(979)	(229)
Receivables	(3,457)	4,104	5,400	3,308
Inventories	5,134	(3,113)	(1,429)	(7,831)
Accounts payable and accrued liabilities	1,982	39	4,846	(4,539)
Other liabilities	(170)	33	(177)	114
Other	(1,410)	(773)	(1,548)	(1,243)

Net cash provided by (used in) operating activities	2,739	3,693	8,671	(3,822)

Investing activities:
Capital expenditures	(2,314)	(1,866)	(3,892)	(2,725)
Proceeds from sale of assets	346	37	387	43
Proceeds from sales of available-for-sale securities	—	3,564	157	3,682
Purchases of available-for-sale securities	—	(64)	(157)	(182)

Net cash provided by (used in) investing activities	(1,968)	1,671	(3,505)	818

Financing activities:
Proceeds from borrowings	65,600	65,871	111,400	137,411
Payments on debt	(69,800)	(69,594)	(177,040)	(129,810)
Restricted cash	—	—	61,899	—
Proceeds from issuance of common stock	—	720	69	720
Cash dividends	(703)	(692)	(1,405)	(1,379)
Payments on retirement of long-term debt	—	(6,515)	—	(7,215)
Other	(95)	(172)	(95)	(658)

Net cash used in financing activities	(4,998)	(10,382)	(5,172)	(931)

Effect of exchange rate changes on cash and cash equivalents	2,646	426	2,770	535

Increase (decrease) in cash and cash equivalents	(1,581)	(4,592)	2,764	(3,400)
Cash and cash equivalents at beginning of period	21,781	18,202	17,436	17,010

Cash and cash equivalents at end of period	$20,200	$13,610	$20,200	$13,610

Richardson Electronics, Ltd.

Unaudited Net Sales and Gross Profit

For the Second Quarter and First Six Months of Fiscal 2008 and 2007

(In thousands)

By Business Unit:

	Net Sales			Gross Profit
	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
Second Quarter
RF, Wireless & Power Division	$95,486	$89,994	6.1%	$21,095	22.1%	$20,392	22.7%
Electron Device Group	27,379	25,494	7.4%	8,728	31.9%	8,339	32.7%
Display Systems Group	20,873	21,380	(2.4%)	4,457	21.4%	5,192	24.3%
Corporate	1,247	846		(480)		(889)

Total	$144,985	$137,714	5.3%	$33,800	23.3%	$33,034	24.0%

	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
Six Months
RF, Wireless & Power Division	$179,792	$181,326	(0.8%)	$41,467	23.1%	$41,855	23.1%
Electron Device Group	51,962	50,168	3.6%	16,517	31.8%	16,050	32.0%
Display Systems Group	40,262	43,209	(6.8%)	8,897	22.1%	10,157	23.5%
Corporate	2,434	2,448		(443)		(676)

Total	$274,450	$277,151	(1.0%)	$66,438	24.2%	$67,386	24.3%

By Geographic Area:

	Net Sales			Gross Profit
	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
Second Quarter
North America	$59,033	$56,929	3.7%	$15,454	26.2%	$15,130	26.6%
Asia/Pacific	43,164	39,295	9.8%	9,412	21.8%	9,014	22.9%
Europe	37,715	37,015	1.9%	9,384	24.9%	9,214	24.9%
Latin America	4,440	3,965	12.0%	1,295	29.2%	1,137	28.7%
Corporate	633	510		(1,745)		(1,461)

Total	$144,985	$137,714	5.3%	$33,800	23.3%	$33,034	24.0%

	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
Six Months
North America	$111,840	$117,313	(4.7%)	$29,587	26.5%	$30,682	26.2%
Asia/Pacific	81,293	78,801	3.2%	18,899	23.2%	18,581	23.6%
Europe	71,917	70,614	1.8%	18,637	25.9%	18,261	25.9%
Latin America	8,534	8,940	(4.5%)	2,562	30.0%	2,605	29.1%
Corporate	866	1,483		(3,247)		(2,743)

Total	$274,450	$277,151	(1.0%)	$66,438	24.2%	$67,386	24.3%

Note:	Europe includes net sales and gross profit to the Middle East and Africa.
Latin America includes net sales and gross profit to Mexico.
Corporate consists of freight and other non-specific net sales.